Exhibit 99.1

Sky Solar Holdings, Ltd. And Greenleaf-TNX Management Announce the Purchase/Sale of 22 MW of Solar Parks in the U.S.

HONG KONG and SAN MATEO, CA — May 9, 2016 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks and Greenleaf-TNX Management, a developer and owner of solar parks inside the U.S. (“Greenleaf-TNX”), are pleased to announce the execution on May 6, 2016 of the definitive agreements for the acquisition by Sky Solar’s wholly-owned U.S. subsidiary, Sky Capital America Inc. (“Sky Capital”), of 22 operating solar facilities in California and 1 operating solar facility in Massachusetts for a combined 22MW from Greenleaf-TNX and SunPeak Universal Holdings, Inc.

Highlights:

•                  The transaction is for a combined purchase price of approximately US$56.9 million, less the amount of existing financing on the facilities of approximately US$21.7 million

•                  22MW of operating assets are acquired and have a remaining combined average power purchase agreement length of over 15 years

•                  The transaction will require the Company to issue approximately 29,519,844 restricted ordinary shares (1 American Depositary Share represents 8 ordinary shares) and pay a further US$9 million in cash.

The transaction is expected to close by the third quarter of 2016 after customary closing conditions, consents and regulatory approvals have been met.

Mr. Sanjay Shrestha, President of Sky Capital, commented, “We are pleased with Sky Solar’s acquisition of operating assets in California and Massachusetts with attractive cash-on-cash yield over the life of the projects. This acquisition marks our first step towards building a larger presence in the US market.”

“We are pleased to partner with Sky Solar in this transaction.  Greenleaf-TNX’s focus with this portfolio was to develop, de-risk through early period operation, then transfer solar assets to a high quality long-term operator.  Therefore, we are very pleased to have reached agreement with Sky Solar related the sale of these solar assets”, said Mr. Charlie Fiechter and Thomas Yap, Managing Members of Greenleaf-TNX.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this release refer to the attributable capacity of a solar park. Sky Solar calculates the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2015, the Company had developed 273 solar parks with an aggregate capacity of 252.8 MW and owned and operated 128.6 MW of solar parks.

About Greenleaf-TNX Management, LLC

Greenleaf-TNX is a renewable energy asset management firm. The firm’s mission is to move renewable energy investments into the mainstream. Greenleaf-TNX partners with ‘best of breed’ partners to develop and operate projects with world-class expertise. The firm originates projects and, finances and owns down-stream renewable energy assets. For more information, please visit the company online at www.greenleaftnx.com and follow the company on Facebook at www.facebook.com/greenleaftnx.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business into the U.S. and China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:	SKYS Investor Relations:

IR@skysolarholding.com	ICR, LLC
Victor Kuo
+86 (10) 6583-7526
Victor.kuo@icrinc.com